Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 7 DATED JANUARY 22, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan – Plaza Midwood Village, LLC

On March 22, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $6,575,815, (the “Plaza Midwood Village Senior Loan”). The borrower, Plaza Midwood Village LLC, a Florida limited liability company (“Plaza Midwood Village”), used the loan proceeds to acquire and renovate 46 existing semi-attached townhomes located at 1501-1545 Briar Creek Rd, Charlotte, NC (the “Plaza Midwood Village Property”). Upon completion of renovations, Plaza Midwood Village commenced selling units and has now sold 36 of the 46 homes.

On January 15, 2020, Plaza Midwood Village paid off the remaining loan balance, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.0%. Plaza Midwood Village repaid the Plaza Midwood Village Senior Loan via sales of the townhomes.